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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	033-44756
CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.
(Exact name of registrant as specified in its charter)
Av. Revolución No. 780 Módulo 2, Colonia San Juan, 03730, México, D.F., México (5255) 270 9312
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Series B Shares (no par value), Series C Shares (no par value), BC Units, each representing three B Units
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [ ]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)
Rule 12h-6(c) [ ]	Rule 12h-6(i) [ X ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

Not applicable.

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the shares of Controladora Comercial Mexicana, S.A.B. de C.V. ("CCM" or the "Company") is Mexico, where the Company's shares are listed on the Bolsa Mexicana de Valores, or BMV.

B. The Company's shares were first listed on the BMV on April 25,1991. The Company's shares have been listed on the BMV for at least the 12 months preceding the filing of this Form.

C. For the 12-month period from May 1, 2007 to April 30, 2008, 100% of the trading volume in the Company's shares occurred in Mexico on the BMV.

Item 4. Comparative Trading Volume Data

A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 1, 2007 and April 30, 2008.

B During that period, the average daily trading volume of CCM's shares was zero in the United States and 1,882,372 shares on a worldwide basis.

C. For the same recent 12-month period, the average daily trading volume of CCM's shares in the United States as a percentage of the average daily trading volume for the shares on a worldwide basis was 0%.

D. CCM's shares were delisted from the New York Stock Exchange on December 1, 2006, and therefore more than 12 months has elapsed from the date of delisting. As a result, no shares of CCM traded on the New York Stock Exchange during the recent 12-month period.

E. CCM's Global Depositary Program terminated in December 2007, and therefore more than 12 months has elapsed from the termination of the Global Depositary Program. As a result, no shares of CCM traded on the New York Stock Exchange during the recent 12-month period.

F. The source of the trading volume information used for determining whether CCM meets the requirements of Rule 12h-6 is the Depository Trust Company in the United States.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

The Company filed Form 15 to suspend its reporting obligations under section 15(d) of the Securities Exchange Act of 1934 regarding its shares pursuant to Rule 12h-3 on December 8, 2006.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.comerci.com/comerci/jsp/Comerci.jsp.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Controladora Comercial Mexicana, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Controladora Comercial Mexicana, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: May 26, 2008	Controladora Comercial Mexicana, S.A.B. de C.V.

GUSTAVO CAMPOMANES By:_______________________________ Gustavo Campomanes M. Title: Corporate Treasury Director